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                                                                    Exhibit 99.m

                             ARIEL INVESTMENT TRUST

                   PLAN OF DISTRIBUTION PURSUANT TO RULE 12b-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

     As permitted by Rule 12b-1 under the Investment Company Act of 1940 and in accordance with the terms and conditions of this Distribution Plan ("Plan"), as hereinafter set forth, Ariel Investment Trust (f/k/a Ariel Growth Fund) (the "Fund") may incur certain expenditures to promote the Fund and further the distribution of Fund shares.

1.   PAYMENT OF DISTRIBUTION SERVICE FEE.

     (a) As compensation for certain services performed and expenses assumed by the Trust's Distributor and principal underwriter, the Trust may pay the Distributor a distribution service fee of up to 0.25% per annum of the average daily net assets of the Fund. Such distribution service fee may be in addition to any sales charges the Distributor receives from the Fund with respect to sales of Fund shares. All agreements with any person relating to the implementation of this Plan shall be in writing, and such agreements shall be subject to termination, without penalty, pursuant to the provisions of paragraph 2(c) of this Plan.

     (b) Nothing in this Plan shall operate or be construed to limit the extent to which the Fund's Investment Advisor or any other person, other than the Fund, at its expense apart from the Plan, may incur costs and pay expenses associated with the distribution of Fund shares.

2.   EFFECTIVE DATE AND TERM.

     (a)  This Plan shall become effective upon approval by majority votes of
(i) the Board of Trustees of the Fund and the trustees who are not interested persons within the meaning of Section 2(a)(19) of the Investment Company Act of 1940 and have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan ("Qualified

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Trustees"), cast in person at a meeting called for the purpose of voting on this
Plan, and (ii) the outstanding voting securities of the Fund.

     (b) This Plan shall remain in effect for one year from its adoption date and may continue in effect thereafter if this Plan is approved at least annually by a majority vote of the trustees of the Fund, including a majority of the Qualified Trustees, cast in person at a meeting called for the purpose of voting on the Plan.

     (c) This Plan may be terminated at any time by a majority vote of the Qualified Trustees or by vote of a majority of the outstanding voting securities of the Fund.

3.   REPORTS.

     The person authorized to direct the disposition of monies paid or payable by the Fund pursuant to the Plan shall provide, on at least a quarterly basis, a written report to the Fund Board of Trustees of the amounts expended pursuant to this Plan or any related agreements and the purposes for which such expenditures were made.

4.   SELECTION OF DISINTERESTED TRUSTEES.

     While this Plan is in effect, the selection and nomination of those trustees who are not interested persons of the Fund within the meaning of
Section 1(a)(19) of the Investment Company Act of 1940 shall be committed to the discretion of the trustees then in office who are not interested persons of the Fund.

5.   EFFECT OF PLAN.

     This Plan shall not obligate the Fund or any other party to enter into an agreement with any particular person.

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6.   AMENDMENT.

     This Plan may not be amended to increase materially the amount authorized in paragraph 1(a) hereof to be spent for distribution without approval by a vote of the majority of the outstanding shares of the Fund. All material amendments to this Plan must be approved by a majority vote of the Board of Trustees of the Fund, and of the Qualified Trustees, cast in person at a meeting called for the purpose of voting thereon.

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